UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59731/April 8, 2009

ADMINISTRATIVE PROCEEDING
File No. 3-13371

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In the Matter of   :
                                                        :
CARLYLE GAMING &   :
  ENTERTAINMENT LTD.,   :   ORDER MAKING FINDINGS AND
DALEIGH HOLDINGS CORP.,   :   REVOKING REGISTRATIONS BY
GUY F. ATKINSON CO. OF   :   DEFAULT AS TO THREE
  CALIFORNIA, INC. (N/K/A ATKN   :   RESPONDENTS
  CO. OF CALIFORNIA),   :
PEGASUS GOLD, INC., and   :
STORM TECHNOLOGY, INC.   :

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     The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on February 12, 2009, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement has provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by February 20, 2009, in a manner that complies with Rule 141 of the Commission's Rules of Practice. No Answers have been received, and the time for filing Answers has expired.

     On March 3, 2009, I ordered Respondents to show cause why they should not be held in default and why the registrations of their registered securities should not be revoked. On March 13, 2009, the Commission accepted settlement offers from Respondents Carlyle Gaming & Entertainment Ltd. and Guy F. Atkinson Co. of California, Inc., n/k/a ATKN Co. of California. The other three Respondents did not reply to the Order to Show Cause, and the time for replying has expired. Accordingly, these three Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As permitted by Rule 155(a), the following allegations of the OIP are deemed to be true.

Daleigh Holdings Corp. (DLGH) (CIK No. 318024) is an expired Utah corporation located in Los Angeles, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). DLGH is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1996, which reported a net loss of $89,474 for the prior nine months. The financial statements filed with DLGH's Forms 10-K for the periods ended December 31, 1992, 1993, 1994, and 1995, were unaudited and therefore failed to comply with Commission rules. The unaudited financial statements filed for the period ended December 31, 1995, also expressed doubt as to the ability of DLGH to continue as a going concern. As of February 9, 2009, the common stock of DLGH was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of DLGH had an average daily trading volume of 357 shares for the six months ended January 9, 2009.

Pegasus Gold, Inc. (PSGQF) (CIK No. 746961), is a British Columbia corporation located in Spokane, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). PSGQF is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1998, which reported a net loss of $20,351,000 for the prior six months. On January 16, 1998, PSGQF filed a Chapter 11 petition in the United States Bankruptcy Court for the District of Nevada which was terminated on April 3, 2007. As of February 9, 2009, the common stock of PSGQF was quoted on the Pink Sheets, had six market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of PSGQF had an average daily trading volume of 2,482 shares for the six months ended January 9, 2009.

Storm Technology, Inc. (STRIQ) (CIK No. 1017546), is a forfeited Delaware corporation located in Mountain View, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). STRIQ is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1998, which reported a net loss of $14,559,000 for the prior six months. On October 21, 1998, STRIQ filed a Chapter 11 petition in the United States Bankruptcy Court for the Northern District of California, which was converted to a Chapter 7 proceeding on November 25, 1998, and terminated on February 15, 2005. As of February 9, 2009, the common stock of STRIQ was quoted on the Pink Sheets, had two market makers, and was eligible for the piggyback exception of Exchange Act Rule 15c2-11(f)(3). The common stock of STRIQ had an average daily trading volume of eighty-nine shares for the six months ended January 9, 2009.

These three Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires issuers to file quarterly reports.

As a result of the foregoing, these three Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Daleigh Holdings Corp., Pegasus Gold, Inc., and Storm Technology, Inc., are revoked.

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James T. Kelly
Administrative Law Judge